United States securities and exchange commission logo





                                June 6, 2023

       Min Jiang
       Chief Executive Officer
       SIPP International Industries, Inc.
       50 West Liberty Street Suite 880
       Reno, NV 89501

                                                        Re: SIPP International
Industries, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 10, 2023
                                                            File No. 333-271830

       Dear Min Jiang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed May 10, 2023

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries based in
China and that this structure involves unique risks to investors.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a result of
this structure.
   2.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of the
securities you are registering for sale or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and
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FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
June 6, 2023NameSIPP International Industries, Inc.
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         cause the value of such securities to significantly decline or be worthless. Your disclosure
         should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose the
         location of your auditor   s headquarters and whether and how the
Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as
 we    or    our    when
         describing activities or functions of a subsidiary or other entity. For example, disclose, if true, that your subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
5. Please reconcile the disclosure on the cover page that your officers and directors are
         "based in China" with the information about your mailing address on page 45 and the addresses of your officers and directors in Australia and New Zealand on page 48 of this document. If your officers and directors are located in China, then revise the disclosure to identify the officers and directors located in China. Also, expand the Business section beginning on page 41 to include a section to provide the disclosure required by Item
         101(g) of Regulation S-K.
6. Please revise the cover page and the summary to disclose, if applicable, that Min Jiang has sufficient voting power through the ownership of common stock to control or substantially influence the vote on substantially all corporate matters. In this regard, we note the disclosure in the table on page 48.
Prospectus Summary, page 1

7. Please include a summary of risk factors that discloses the risks that your corporate
         structure and being based in or having the majority of the company   s
operations in China
         poses to investors. In particular, describe the significant regulatory, liquidity, and
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FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
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         enforcement risks with cross-references to the more detailed discussion of these risks in
         the prospectus. For example, specifically discuss risks arising from the legal system in
         China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-
         based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
8. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is
         required to approve your or your subsidiaries    operations, and state
affirmatively whether
         you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
9. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries to the parent company and U.S. investors as well as the ability to settle amounts owed under the applicable agreements.
10. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an
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FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
June 6, 2023NameSIPP International Industries, Inc.
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FirstName LastName
         exchange may determine to delist your securities
Corporate History, page 1

11. Please clarify the relationship, if any, between David Lazar and the public companies mentioned on page 44.
12. Please disclose the period of time when the registrant was a shell company. In this regard, we note the information in the company's public document dated March 8, 2023 that the company "was previously as (sic) shell company, until November 1, 2022, as the
         Company was dormant and had no or little operations." Also, clarify the disclosure about the status of the company's operations until November 1, 2022. For example, we note the disclosure on page 38 that "Our Company has been dormant since 2007" and the disclosure on page F-8 that "The company ceased operations in 2014." Competitive Strengths, page 4

13. Please revise the disclosure on pages 4 and 41 to clearly explain the company's competitive strengths and growth plan. For example, clarify what you mean by the references to "traceable source procurement" and the "consumer business ecological closed loop." Also, discuss in greater detail the relationship with the "professional brand operation and management company" and the "brand management company" mentioned on pages 4 and 41, such as whether there are written agreements with the company and, if applicable, the material terms of the agreement.
Growth Plan, page 4

14. Please disclose the amount of funds needed to fund the growth plan mentioned in this section and the source of the funds. Also, disclose in this section and the Use of Proceeds section the amount of proceeds from this offering to be used for the growth plan discussed on page 4.
15. Please revise the disclosure in this section to consistently refer to the number of restaurants and the timeframe. In this regard, we note the references on page 4 to "100 chain restaurants will be opened in 2023-2026" and "the overall chain restaurant scale in the country could reach 200" in 2023 - 2025. Also, revise the disclosure in this section to clarify the difference between "robot restaurants" and "chain restaurants."
Risk Factors, page 10

16. We note the disclosure in the risk factors on pages 11 and 13 about internal controls over financial reporting and disclosure controls and procedures. Please include a risk factor to highlight the risks mentioned on page 38, such as the conclusion that your disclosure controls and procedures were not effective and the material weaknesses identified by your
         CEO and CFO. Also, revise the disclosure on page 44 to identify your
CFO.
Our success depends on our personnel, page 12
 Min Jiang
FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
June 6, 2023NameSIPP International Industries, Inc.
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17.      Please reconcile the reference on page 12 and elsewhere in your filing to "Zonghan
         Wu" with the references on page F-15 to "Zhonghan Wu."
Risks Related to Doing Business in China, page 17

18. We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of
         consecutive    non-inspection years    from three years to two years,
and thus, reduces the
         time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong
Kong.
19.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
20. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your ability to offer securities to investors and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 36

21. Please expand your liquidity discussion to analyze your ability to generate and obtain adequate amounts of cash to meet your requirements for the next 12 months. In this regard, please also disclose how you considered your ability to continue as a going concern, as applicable. Refer to Item 303(b)(1) of Regulation S-K. Our Business, page 41

22. Please revise substantially throughout to discuss your business operations clearly. From your current disclosure, such as the first paragraph in this section, it is unclear what are the specific activities and operations you engage in, what markets you serve and what products you produce. How do you manufacture and distribute your products and what
 Min Jiang
SIPP International Industries, Inc.
June 6, 2023
Page 6
         are your sources of materials? To whom do you sell? What do you mean by "robot restaurants" and "local central kitchen?" What is a "prefabricated vegetable supply chain?" From your revisions, it should be clear what you mean by the disclosure that you are a "prefabricated food supply chain company" and how you conduct your business.
23. Please include a section to discuss material regulations applicable to your business.
Directors and Executive Officers, page 44

24. Please disclose when Min Jiang was appointed as Executive Director of Sichuan Zhiwei
         Wanjia Food Co., Ltd and Guangdong Guruicheng E-commerce Co. Also, expand the disclosure on page 44 about the public companies listed in the U.S. to disclose when
         Zonghan Wu was appointed: (1) as Chairman and Company Secretary for each company; and (2) a Director and Company Secretary for each company.
25. Please clarify what you mean by the disclosure that the entities identified on page 44 are
         "public" companies. In this regard, we note the Forms 15 filed by several of the entities.
Properties, page 45

26. Please clarify whether you own or lease your properties. If you do not own, please disclose the materials terms of your lease, such as the expiration date of the lease.
27. Please disclose, if applicable, that the company has the same address as any of the "public companies" mentioned on page 44.
Certain Relationships and Related Transactions, page 49

28. Please clarify the reference to "None" in this section. For example, it is unclear why the disclosure in this section does not mention the amounts due to Mr. Zhonghan Wu disclosed in Note 10 on page F-15. For guidance, see Item 404 of Regulation S-K.
29. Please expand the disclosure in this section to discuss the agreement on October 31, 2022 to acquire 100% equity ownership interest in Chengzhao International Holdings Ltd for
         the issuance of 100,000,000 shares of the company   s common stock.
Plan of Distribution, page 53

30. Please revise the disclosure that the company will sell the shares in this offering
       "exclusively through [y]our officers and directors" to identify the officers and directors.
FirstName LastNameMin Jiang
       Also, tell us the steps that you have taken to determine that your officers and directors
Comapany
       haveNameSIPP      International
            not participated            Industries,
                               in selling           Inc.securities for any
issuer more than once every
                                          and offering
June 6,12 months.
        2023 Page 6
FirstName LastName
 Min Jiang
FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
June 6, 2023NameSIPP International Industries, Inc.
June 6,
Page 7 2023 Page 7
FirstName LastName
Experts, page 55

31. Your disclosure currently references the audited financial statements of SRAS. Please revise your disclosure to reference the audited financial statements of SIPP International
         Industries, Inc. beginning on page F-1. Please also disclose that the financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Refer to Item 509 of Regulation S-K.
Report of Independent Registered Public Accounting Firm, page F-2

32.      The first sentence of the    Opinion on the Financial Statements
paragraph of the audit
         report excludes the Consolidated Statements of Operations. Please revise to include an audit report that refers to all of the financial statements presented.
Note 2. Summary of significant accounting policies, page F-9

33. Please provide the disclosures required by ASC 205-40-50-1 through 14, or explain how and why you determined that no disclosures are required.
Note 7. Acquisitions, page F-14

34. On October 31, 2022, you entered into an agreement with Chengzhao International
         Holdings Ltd, a British Virgin Islands corporation (   CIHL   ),
whereunder you acquired
         100% ownership interest in CIHL for the issuance of 100,000,000 shares of common stock. You disclosed that the transaction closed effective November 1, 2022 and has been treated as a business combination under common control. Please provide the following:
             You indicated that you treated this transaction as a business combination under common control. However, on pages 36 and 48, you indicate that you completed a reverse merger. Please confirm whether this transaction was treated as a business combination under common control or a reverse merger. Please revise
              your disclosure to describe the transaction using the appropriate term and explain your basis;
             You stated that tangible and intangible assets acquired were recorded based on their estimated fair values at the acquisition date, and the excess of the purchase price over the fair value of the net assets acquired was recorded to goodwill. Please tell us how you determined that your accounting was appropriate. Refer to ASC 805-50. You also disclose that you fully impaired the goodwill during the year ended
              December 31, 2022. Please tell us where this goodwill impairment charge is reflected in your consolidated statement of operations; and
             Given that your transaction closed on November 1, 2022, please tell us what consideration you gave to providing the financial information required by Rules 8-04 and 11-01 of Regulation S-X, as applicable.
 Min Jiang
FirstName  LastNameMin    Jiang
SIPP International Industries, Inc.
Comapany
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15. Subsequent Events, page F-16

35. You indicate that subsequent events have been evaluated through April 30, 2023, the date that the financial statements were available to be issued. However
your auditor   s report is
         dated May 10, 2023. Please advise or revise accordingly. Refer to ASC 855-10-50-1.
Recent Sales of Unregistered Securities, page II-1

36. Please revise this section to include the information required by Item 701 of Regulation S-
         K. For example, it is unclear why this section does not mention the issuances of securities disclosed on page F-6.
Signatures, page II-4

37. Please ensure that your principal accounting officer or controller sign the registration statement below the second paragraph of text required on the Signatures page of Form S-
         1.
Exhibits

38. As required by Item 601(b)(3) of Regulation S-K, please file a complete copy of your
         Articles and Incorporation and bylaws as amended to date. You should not require investors to locate documents from multiple sources to assemble your Articles of
         Incorporation or bylaws. The document you file should also be in a text-searchable format.
39. The auditor's consent refers to an audit report dated April 28, 2023, while the audit report included in your filing is dated May 10, 2023. Please have the auditor revise their consent to reference the audit report included in your current filing.
General

40. Please disclose the material transactions involving the issuances of shares of common stock from March 31, 2004 until December 31, 2020. In this regard, we note the disclosure in the company's Form 10-Q filed on May 17, 2004 that the company had
         30,042,944 shares of common stock outstanding as of March 31, 2004 and the disclosure on page F-6 of this filing that the company had 10,000,000 shares of preferred stock and
         492,404,893 shares of common stock outstanding as of December 31, 2020. For example, if you rely on share issuances for capital or to finance your operations, please discuss that in your disclosures beginning on page 34 and in your risk factors.
41. Please discuss whether recent increased cases of COVID-19 and/or shutdowns related to additional or increased outbreaks have had a material impact on your operations, supply chain, liquidity or capital resources.
42. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of
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         operations or capital resources and quantify, to the extent possible, how your sales, profits,
         and/or liquidity have been impacted.
43. Please ensure that the disclosure throughout your filing is consistent and applicable to you. For example, we note the following:

             It is unclear if the address and phone number of your principal executive offices are the
         Nevada address and the international phone number on the facing page.

             The disclosure in the last risk factor on page 14 that "The holders of our Preferred Stock control a majority of the voting interest of the Company" does not appear to be consistent with disclosure elsewhere in your document about there are no shares of preferred stock currently outstanding.

             The disclosure on page 30 about "Gross proceeds of up to $1,200,000" does not appear to be consistent with the disclosure on the cover page about an offering of 140 million shares at $0.01 per share which would appear to result in maximum gross proceeds of
         $1,400,000.

             The disclosure on page 48 about "following the completion of the Reverse Merger, and the increase of the described in Items 1.01 of this report."
44. We note the reference on page 15 to being a foreign private issuer. Please advise why you believe you qualify as a foreign private issuer.
45. Please disclose whether you intend to register a class of your securities under Section 12 of the Exchange Act. If not, please disclose the risks related to not being subject to
         Exchange Act Sections 13, 14 and 16.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoff Kruczek at 202-551-3641 with any other questions.



                                                                Sincerely,
 Min Jiang
SIPP International Industries, Inc.
June 6, 2023
Page 10
FirstName LastNameMin Jiang
                                                   Division of Corporation
Finance
Comapany NameSIPP International Industries, Inc.
                                                   Office of Manufacturing
June 6, 2023 Page 10
cc:       Matthew McMurdo
FirstName LastName